The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 907-6457

October 14, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Attention:	Mara Ransom
Assistant Director

Re:	CVSL Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed September 24, 2014
File No. 333-196155
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 000-52818

Dear Ms. Ransom:

Thank you for your October 1, 2014 letter regarding CVSL Inc. (“CVSL”).  In order to assist you in your review of CVSL’s Form S-1, we hereby submit a letter responding to the comments and Amendment No. 5 to the Registration Statement on Form S-1 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Amendment No. 4 to Registration Statement on Form S-1 filed September 24, 2014

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 42

1. We note $138,000 of acquisition related costs were recorded during the first quarter of 2013. Please explain why an adjustment to remove these non-recurring costs is not reflected.

Response: Thank you for your comment. We have included the appropriate amounts in the pro forma presentation.

2.                                      Please explain why an adjustment for depreciation and amortization related to the assets acquired was not reflected.

Response: Thank you for your comment. We have included the appropriate amounts in the pro forma presentation.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

3.                                      We note your response to comment 6 in our letter dated September 16, 2014, that you do not view changes as so material or otherwise important to an investors understanding to necessitate amending your Form 10-K for the fiscal year ended December 31, 2013 and subsequent Forms 10-Q.  Please explain in greater detail why you do not view the changes as material, including the change to your consolidated statement of comprehensive loss, a primary financial statement. Please also explain the extent you considered the changes and whether supplemental disclosure regarding these matters and their impacts on your internal controls over financial reporting and disclosure controls may be necessary.

Response:  Please be advised that we intend to file an amended Form 10-K and amended Form 10-Qs prior to requesting acceleration of the effective date of the registration statement.

* * *

CVSL acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility.  CVSL acknowledges that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  CVSL acknowledges that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

Enclosures

cc: CVSL Inc.